

May 30, 2014

Via E-mail
Leon M. Pierhal
President and CEO
POET Technologies Inc.
P.O. Box 555
Storrs-Mansfield, Connecticut 06268

> **Re:** **POET Technologies Inc.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed May 15, 2014**
> **File No. 000-55135**

Dear Mr. Pierhal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business of POET Technologies Inc., Page 1

1.   We note your response to prior comment 2. Please clearly describe the types and sources of your income in this section so that investors do not have the impression that you have commercialized your product.

Rapid technological change…, page 8

2.   We note your response to our prior comment 5. Please revise here, or elsewhere as appropriate, to provide more detailed discussion of the competitive landscape in your industry. In this regard, we note that throughout your prospectus disclosure you refer to competitive threats but do not provide balanced discussion of the strengths and weaknesses of these competing technologies. The level of market acceptance attained by

competing technologies is also unclear. Please make appropriate revisions throughout the prospectus to clearly disclose your competitive position.

We will be highly dependent upon…, page 12

3.   We note your response to comment 8. However, we continue to note that the meaning of the term "partner" as used in various contexts throughout the prospectus is often ambiguous. Please revise the prospectus to use more precise terminology.

Corporate Overview, page 17

4.   We note your revised disclosure in response to prior comment 9 that the capabilities of the POET platform are not offered by the processes and materials which are "commonly used" in or "currently dominating" the industry. These statements do not clearly support the conclusion that the capabilities are not offered in the industry today or that your technology is novel. Please revise to clarify.

5.   We note your response to prior comment 11. Please revise to address your ability to replace suppliers, if necessary.

Smartphones, page 23

6.   Your statement that all portable devices could benefit from using POET's platform appears to be overly broad. Please revise accordingly.

Commercialization, page 25

7.   Provide estimated timetables for the second and third phases of commercialization, to the extent practicable. If you are unable to do so, please so state.

8.   We note your response to prior comment 14 that you will "exclusively license the intellectual property and receive royalties."   However, it is unclear how your "partnering opportunities" will make your process "stand out" and help you license your technology. Please revise or advise.

9.   Please clarify what type of prototype you are seeking to develop. For example, please clarify whether the prototype is a general application with many different uses, or related to a specific application for a particular development partner.

10.   We note your response to prior comment 15. Please quantify the amount of government funds received by the company to date.

Item 18. Financial Statements

Note 11. Stock Options and Contributed Surplus, page 15

11.   With respect to the disclosures provided in response to prior comment 23 in the last paragraph on page 16 for your stock options, please also explain how you determined the weighted-average risk-free rate. Further, please provide a similar discussion for your warrants. Refer to IFRS 2.47(b).

12.   Please be more specific in your response to prior comment 24 and tell us how you determine the fair value of your common stock at each grant date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins at 202-551-3639 or Kaitlin Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris at 202-551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director

cc: (via e-mail): Timothy C. Maguire, Esq.